[On Pequot Capital Management, Inc. letterhead]

August 13, 2007

Midwest Air Group, Inc.
Attn: Board of Directors
6744 South Howell Avenue
Oak Creek, WI 53154

Dear Ms. Solberg and Messrs. Skinner, Erickson, Payne, Jr., Sonnentag, Albertine, Kalmbach, Treitel and Hoeksema:

As of August 13, 2007, Pequot Capital Management, Inc. beneficially owns 2,184,200 shares, or approximately 8.8%, of the outstanding common stock of Midwest Air Group Inc. (“Midwest”). According to public filings, we believe we are Midwest’s largest shareholder.

We have significant concerns with this Board’s decision to pursue an all-cash proposal from a private equity firm and its consortium. We are not convinced that this taxable, all-cash indication of interest is superior to the enhanced cash and stock offer that you indicated was made by Airtran this past weekend. In addition, we fail to see how TPG and Northwest will be able to match the job creation and growth opportunities promised by Airtran for the benefit of Midwest’s employees, suppliers, customers and communities.

Due to the large number of synergies available in a Midwest/Airtran transaction (which may not be replicated by a private equity buyer), we believe there is significantly more upside in Airtran’s cash and stock offer than in a nominally higher all-cash deal. Specifically, we believe that, upon reaching a deal with Midwest, Airtran’s stock price would increase significantly in response to both the available synergies and the earnings accretion that such a combination would provide. Given that the Board previously focused on, among other items in its Schedule 14d-9, the proper sharing of synergies, we fail to understand why the Board now favors a deal that provides no synergies at all to its shareholders.

It is important to note that an increase in Airtran’s stock price would benefit all Midwest shareholders. In fact, we believe an announced deal with Midwest would cause the value of the Airtran offer to exceed, in a very short time, the $16 indication of interest you have currently deemed to be superior. We believe this to be the case even without taking into account the tax-free nature of the Airtran stock being offered in the deal. Despite the volatile markets cited in the TPG letter, Airtran shares rallied 14% after it was announced that Midwest had entered into a confidentiality agreement with Airtran. Taking into account Midwest’s recent operating difficulties and the recent market environment, we feel very comfortable with Airtran as a buyer. The same may not be said for a financial buyer, which would lack Airtran’s strategic rationale and typically provide greater risks to closing. We note your conclusion that the TPG indication of interest provides greater certainty than Airtran’s previously outstanding exchange offer. Consequently, we would look very skeptically at any provisions that would reduce the certainty of closing - including, but not limited to, any inability of Midwest to require specific performance from the buyers to close the transaction and any allocation of the regulatory risks to Midwest.

After speaking with management this afternoon, we still have serious concerns with the Board’s decision and strongly encourage them to re-evaluate their position. Given that shareholders owning approximately 63% of Midwest’s outstanding common stock recently expressed their approval of the Airtran offer, we think the Board should keep both its mind and its options open with respect to a potential combination with Airtran.

Respectfully,

/s/ Steve Pigott
Steve Pigott